                 EXHIBIT 2.1

Portfolio Purchase Agreement

This Portfolio Purchase Agreement (Agreement), dated October 5, 2005, is made effective as of September 30, 2005 (Effective Date), and is entered into between Moneris Solutions, Inc., a Delaware corporation whose principal address is 700 East Lake Cook Road, Buffalo Grove, Illinois 60089 (Seller), and Optimal Payments Corp., a Delaware corporation with offices at 1800 West Loop South #1440 Houston, Texas 77027 (Purchaser).

Recitals

A.         Seller has entered into agreements with the Independent Sales Organizations listed on Exhibit A (each an ISO) regarding merchant solicitation and maintenance (the ISO Agreements). Exhibit B contains a list of merchants solicited by ISOs (each an ISO Merchant) pursuant to the ISO Agreements, that entered into merchant services agreements under which Seller processes transactions for such ISO Merchants (the ISO Merchant Agreements). Purchaser understands that the ISOs, and not Seller, have the authority to direct which entity processes transactions for the ISO Merchants.

B.         Seller has entered into agreements with the Independent Sales Representatives listed on the attached Exhibit C (each an ISA) pursuant to which the ISAs solicit merchants on behalf of Seller (the ISA Agreements). Exhibit D contains a list of merchants that were solicited by ISAs pursuant to the ISA Agreements (each an ISA Merchant) and that entered into merchant services agreements under which Seller processes transactions for such ISA Merchants (the ISA Merchant Agreements).

C.         Seller acquired all right, title and interest in the portfolio of merchant agreements (the Merchant Agreements) entered into by the merchants listed on the attached Exhibit E.

D.         The ISO Agreements, ISA Agreements, ISO Merchant Agreements, ISA Merchant Agreements and Merchant Agreements shall collectively be referred to as the Sold Agreements.

E.         Seller desires to sell to Purchaser and Purchaser desires to buy from Seller all of Seller's right, title and interest in, to and under the Purchased Assets, on and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of mutual covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each), the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.01	Definitions.

As used in this Agreement:

Adverse Claim means a claim, lien (other than a statutory lien or deemed trust securing, or in respect of, obligations which are not yet due and payable), security interest, prior claim, encumbrance, demand, order, pledge, restriction, option, ownership interest, liability or other right or claim of any kind or character whatsoever of any Person.

Affiliate of any Person means, at the time of such determination, any other Person that directly or indirectly, through one or more intermediaries, controls or is controlled (in fact) by or is under common control with such Person.

Agreement shall have the meaning ascribed thereto in the opening paragraph to this Agreement.

Article means the specific Article of this Agreement.

Association means Visa, MasterCard, and any successor organization.

Assumed Liabilities shall have the meaning ascribed thereto in Section 2.02.

Audited Financial Statements shall have the meaning ascribed thereto in Section 7.07(b).

Books and Records means (a) all relevant documents maintained in the Sold Agreements files maintained by or on behalf of Seller, including all Sold Agreements, profitability reports, information on reserve accounts and correspondence regarding the ISOs, ISAs, ISO Merchants, ISA Merchants and Merchants, and (b) all data maintained by Seller or on its behalf by, among others, First Data Merchant Services Corporation, Global Payment Systems LLC, Vital Processing Services LLC, Paymentech L.P. in respect of the ISOs, ISAs, ISO Merchants, ISA Merchants and Merchants.

Business Day means any day, other than a Saturday, Sunday or public holiday, on which banks are open for business in the State of Illinois.

Claims includes claims, demands, complaints, grievances, actions, suits, causes of action, Orders, charges, indictments, prosecutions, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of profits in relation to the Purchased Assets, professional fees, including actual reasonable fees of legal counsel, and all costs reasonably incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing.

Closing means the execution and delivery of this Agreement and the transactions contemplated therein by the Parties and the payment of the Purchase Price by Purchaser to Seller in accordance with the terms of this Agreement.

Closing Date means the date on which the Closing shall occur.

Credit Card Rules means the written regulations and procedures issued by Visa and MasterCard, as amended from time to time.

Effective Date shall have the meaning ascribed thereto in the opening paragraph to this Agreement.

Excluded Liabilities shall have the meaning ascribed thereto in Section 2.03.

Governmental Authority means the government of any sovereign state or any political subdivision thereof, or of any political subdivision of a political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, administrative or other function of or pertaining to government.

Governmental Authorizations means authorizations or approvals, including any franchises, orders, certificates, consents, notices, licences, permits, registrations or similar rights issued to or required by Seller relating to Seller's business or any of the Purchased Assets by or from any Governmental Authority.

Indemnified Party shall have the meaning ascribed thereto in Section 6.04.

Indemnifying Party shall have the meaning ascribed thereto in Section 6.04.

ISA shall have the meaning ascribed thereto in the recitals to this Agreement.

ISA Agreement shall have the meaning ascribed thereto in the recitals to this Agreement.

ISA Merchant Agreements shall have the meaning ascribed thereto in the recitals to this Agreement.

ISA Merchants shall have the meaning ascribed thereto in the recitals to this Agreement.

ISO shall have the meaning ascribed thereto in the recitals to this Agreement.

ISO Agreement shall have the meaning ascribed thereto in the recitals to this Agreement.

ISO Merchant Agreements shall have the meaning ascribed thereto in the recitals to this Agreement.

ISO Merchants shall have the meaning ascribed thereto in the recitals to this Agreement.

Law means any applicable Order or foreign or domestic law, statute, treaty, rule, regulation, tariff or determination of a court or Governmental Authority.

MasterCard means MasterCard International, Inc. or any successor organization.

Merchants means those providers of goods and/or services listed on Exhibit E.

Merchant Agreements shall have the meaning ascribed thereto in the recitals to this Agreement.

Order means any order, injunction, judgment, administrative complaint, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Authority or arbitrator.

Parties means Seller and Purchaser collectively, and Party means any one of them.

Person means an individual, partnership, corporation, limited liability company, joint venture, joint stock company, trust, unincorporated organization or a Governmental Authority.

Personal Information means information in the possession of Seller about an identifiable individual, but does not include the name, title or business address or telephone number of an employee.

Portfolio means collectively the portfolio of ISO Merchant Agreements, ISA Merchant Agreements and Merchant Agreements entered into by the ISO Merchants, ISA Merchants and Merchants listed in Exhibits B, D and E.

Purchase Price shall have the meaning ascribed thereto in Section 2.04.

Purchased Assets shall have the meaning ascribed thereto in Section 2.01.

Purchaser shall have the meaning ascribed thereto in the opening paragraph to this Agreement.

Purchaser Indemnified Parties shall have the meaning ascribed thereto in Section 6.01(a).

Section means the specified Section of this Agreement.

Seller shall have the meaning ascribed thereto in the opening paragraph to this Agreement.

Seller Indemnified Parties shall have the meaning ascribed thereto in Section 6.02(a).

Significant Merchants shall have the meaning ascribed thereto in Section 3.14.

Sold Agreements shall have the meaning ascribed thereto in the recitals to this Agreement.

Tax Returns means returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

Taxes means taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority.

Transaction Documents means collectively this Agreement, the BIN Sponsorship Agreement and the Interim Services Agreement.

Unaudited Nine-Month Statements shall have the meaning ascribed thereto in Section 7.07(a).

U.S. GAAP means United States generally accepted accounting principles.

Visa means Visa U.S.A., Inc., or any successor organization.

1.02

Other Definitional Provisions. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

1.03	Certain Rules of Interpretation.

In this Agreement:

(a)

Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency - Unless otherwise specified, all references to money amounts are in lawful currency of the United States.
(c)	Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(d)	Including - Where the word including or includes is used in this Agreement, it means including (or includes) without limitation.
(e)

No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(f)	Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.
(g)

Statutory references - A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(h)	Time - Time is of the essence in the performance of the Parties' respective obligations.

(i)

Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.04	Knowledge.

The expression knowledge of the Seller shall be deemed to mean the knowledge, information and belief of Larry Wine, Vice President of Sales, and Claudio DeBon, Director, Finance, after reviewing all relevant records and making reasonable inquiries regarding the relevant matter and the expression knowledge of the Purchaser shall be deemed to mean the knowledge, information and belief of Mitchell Garber, Director, and Michael Liquornik, Director, after reviewing all relevant records and making reasonable inquiries regarding the relevant matter.

1.05	Schedules.

The following exhibits and schedules to this Agreement form an integral part of this Agreement:

Schedule	Description
Exhibit A	ISOs
Exhibit B	ISO Merchants
Exhibit C	ISAs
Exhibit D	ISA Merchants
Exhibit E	Merchants
Schedule 2.01(b)	Reserve Accounts
Schedule 2.01(e)	Point of Sale Terminals
Schedule 3.09	Financial Reports
Schedule 3.14(i)	Significant Merchants
Schedule 3.14(ii)	Non-Standard Form Merchant Agreements
Schedule 3.19(c)	Tax Claims
Schedule 5.01(b)	Clearing and Settlement Services Agreement
Schedule 5.01(c)	Opinion of Seller's Counsel
Schedule 8.01	Protected Merchants
Schedule 9.02	Internal Revenue Service Form 8594

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.01      Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, as of the Effective Date, Seller hereby sells, transfers, assigns and delivers to Purchaser, and Purchaser hereby purchases, acquires, accepts and assumes from Seller, free and clear of any and all Adverse Claims (except for liens for Taxes not yet due and payable), all right, title and interest of Seller in, to and under the following assets and properties: (a) the Sold Agreements; (b) all reserve accounts or other funds attributable to the Sold Agreements, a true and complete list of which as of the Effective Date is set forth on Schedule 2.01(b); (c) all Books and Records; (d) any other ancillary direct revenues relating to the ISO Merchants, ISA Merchants or Merchants; (e) all point of sale terminals identified on Schedule 2.01(e); and (f) the residuals which Tarek Saheli, listed as an ISA on Exhibit C, was entitled to receive and which were purchased by Seller upon termination of Tarek Saheli as an ISA. The assets referenced in the immediately preceding sentence are collectively referred to as the Purchased Assets.

2.02      Assumption of Liabilities. Purchaser hereby assumes (i) any and all debts, liabilities, obligations, expenses, taxes, contracts or commitments of Seller of any kind, character or description, whether accrued, absolute, contingent or otherwise, that arise or occur on or after the Effective Date arising out of or related to the Purchased Assets and the operation thereof from and after the Effective Date and (ii) each and every liability arising out of any ISO Merchant Agreement, ISA Merchant Agreement or Merchant Agreement prior to the Effective Date to the extent Seller would have been entitled pursuant to such Sold Agreement to be reimbursed the amount of such liability from the reserve account maintained by Seller in respect of such Sold Agreement and disclosed on Schedule 2.01(b), up to the maximum amount contained in such reserve account as of the Effective Date and reflected on Schedule 2.01(b) (collectively, the Assumed Liabilities).

2.03      Excluded Liabilities. The only liabilities which Purchaser shall assume shall be the Assumed Liabilities. All other liabilities shall be retained by and remain the responsibility of Seller. Without limiting the generality of the foregoing, for the avoidance of doubt, the liabilities listed below shall be excluded and shall not be assumed or discharged by Purchaser (collectively, the Excluded Liabilities):

(a)	any liability, transaction or expense arising out of or related to the ownership or operation of the Purchased Assets prior to the Effective Date;
(b)	all liabilities and obligations of Seller with respect of the failure to comply with the terms and conditions of the Sold Agreements prior to the Effective Date;
(c)	Seller's liability, obligation, debt or expense arising out of or related to the Sold Agreements that arose or occurred prior to the Effective Date;
(d)	all liabilities for Taxes imposed or assessed on Seller as a result of the transactions contemplated by this Agreement; and

(e)	all liabilities, obligations, debts or expenses arising out of or related to the matters disclosed in Schedule 3.19(c) for the period prior to the Effective Date.

2.04      Purchase Price. The total cash consideration ("Purchase Price") for the Purchased Assets at the Closing shall be Eighteen Million Dollars ($18,000,000.00). Prior to Closing, Purchaser shall have deposited with its counsel, Osler, Hoskin & Harcourt LLP, in trust for the benefit of the Purchaser, the amount of Eighteen Million Dollars ($18,000,000.00). Purchaser shall satisfy the Purchase Price at Closing by irrevocably directing Osler, Hoskin & Harcourt LLP in writing to hold such amount in trust for the benefit of Seller and to pay to Seller, as soon as reasonably possible, the amount of Eighteen Million Dollars ($18,000,000.00) by wire transfer to an account designated by Seller in writing prior to Closing.

2.05      Instruments of Conveyance and Transfer. Upon Closing, Seller hereby agrees to execute and deliver to Purchaser all such bills of sale, assignments, instruments of transfer and other documents, in form and substance reasonably satisfactory to Purchaser, as is necessary to complete the transfer, assignment and conveyance of the Purchased Assets free and clear of all Adverse Claims to Purchaser and be effective to vest in Purchaser all of Seller's rights, title and interest in the Purchased Assets. Upon Closing, Purchaser hereby agrees to execute and deliver to Seller all such acknowledgments or assumption agreements and other documents, in form and substance reasonably satisfactory to Seller, as is necessary to assume the Assumed Liabilities.

2.06      Point of Sale Terminals. The point of sale terminals identified on Schedule 2.01(e) are sold to Purchaser without any warranty, either express or implied, with regard to their state of operation or repair.

2.07      Further Assurances. From time to time after the Closing, each Party will execute and deliver such other reasonable instruments of conveyance, assignment, transfer and delivery and take such other action as the other Party reasonably may request in order to more effectively (i) transfer, convey, assign and deliver to Purchaser, and to place Purchaser in control and possession of, the Purchased Assets and (ii) assume the Assumed Liabilities.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

3.01      Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to carry on the business as it is now being conducted and to own the properties and assets it now owns, including the Purchased Assets.

3.02      Authorization. Seller has full corporate power and authority to enter into this Agreement and carry out the transactions contemplated hereby. Seller has duly authorized the execution and delivery of the Transaction Documents, the performance by Seller of its obligations under the Transaction Documents and the transactions contemplated hereby.

3.03      No Violation. Neither the execution and delivery of this Agreement, nor the performance by Seller of its obligations under the Transaction Documents nor the consummation of the transactions contemplated thereby will: (a) conflict with or violate any provision of the Articles of Incorporation, By-laws or similar organizational documents of Seller; (b) conflict with, or result in any breach of, any material term of, or constitute (with or without notice or lapse of time or both) a default under the Sold Agreements; or (c) violate any statute, law, judgment, decree, order, regulation or rule of any court or Governmental Authority to which Seller is subject or under any Law. Seller has not entered into any contract, agreement, licence, lease, obligation, promise, undertaking, understanding, arrangement, commitment, entitlement or engagement or right (including any right of first offer) capable of becoming an agreement or option for the purchase by any Person of any of the Purchased Assets other than pursuant to the provisions of this Agreement.

3.04     Enforceability. Each of the Transaction Documents constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except to the extent that such enforcement may be limited by equity principles of Law, applicable bankruptcy, insolvency and other similar laws.

3.05      Consents and Approvals of Governmental Authorities. No consent, notice, action, approval or authorization of, or declaration, filing or registration with any Governmental Authority or under any Law is required to be made, obtained, effected or given by Seller in connection with the execution, delivery and performance of the Transaction Documents.

3.06      Litigation. There is no action, proceeding or investigation pending or, to the knowledge of Seller, threatened against Seller, before any Governmental Authority seeking to prevent the consummation of any of the transactions contemplated by this Agreement, or seeking any determination or ruling that would adversely affect the performance by Seller of its obligations under the Transaction Documents.

3.07      Licenses, Permits and Authorizations. Seller is duly qualified to do business and has obtained all applicable and material approvals, authorizations, consents, licenses, franchises, orders and other permits of all Governmental Authorities, the absence of which would impair the Purchased Assets.

3.08      Title. Seller has good and valid title to the Purchased Assets free and clear of all Adverse Claims and has all authority necessary to transfer to Purchaser the Purchased Assets.

3.09     Financial Reports. The information contained in the Excel spreadsheet attached as Schedule 3.09: (i) relating to the two year period ended December 31, 2004 is true and correct, and reflected in the audited financial statements of Seller for that period; and (ii) relating to the six-month period ended June 30, 2005 is true and correct and will be reflected in the Unaudited Nine-Month Statements.

3.10     Absence of Changes. Since December 31, 2004, there has been no material change by Seller in accounting principles or any accounting practices or methods in relation to the Purchased Assets.

3.11     No Undisclosed Liabilities. Seller has not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) in relation to the Purchased Assets, which continue to be outstanding and which could adversely affect the Purchased Assets.

3.12	Agreements.

(a)

All material contractual rights, obligations and commitments in the Sold Agreements are valid and enforceable by Seller in accordance with their respective terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency and other laws; and there are no outstanding defaults or events under the Sold Agreements on the part of Seller or, to the knowledge of Seller, on the part of the other applicable third party thereto which would constitute a material default with the passage of time or giving of notice or both.

(b)

Each of the Sold Agreements may be assigned (including, for greater certainty, any such agreement that was entered into by Harris Trust and Savings Bank n/k/a Harris Trust NA) as contemplated by this Agreement and will continue in full force and effect thereafter, in each case without breaching a term thereof or resulting in any payment or fee (including, for greater certainty, under any ISO Agreement) or in the forfeiture or impairment of any right thereunder and without the consent, approval or act of, or the making of any filing with, any other Person.

(c)	Seller has made available to Purchaser true and complete copies of the Sold Agreements that were previously requested by Purchaser in writing.

             3.13     Merchants. Exhibit C sets forth a true and complete list of the ISO Merchants underlying the ISO Merchant Agreements, Exhibit D sets forth a true and complete list of the ISA Merchants underlying the ISA Merchant Agreements and Exhibit E sets forth a true and correct list of the Merchants underlying the Merchant Agreements, in each case, identified by name, FDMS account number and such other characteristics that would identify each of such Merchants.

3.14     Merchant Customers. Schedule 3.14(i) sets forth a true and complete list of the top 25 Merchants, ISO Merchants and ISA Merchants based on net sales volume for the twelve (12) months ended June 30, 2005 (the Significant Merchants). Except for Merchant Sweetwater Sound, to the knowledge of Seller, Seller has not been notified in writing or verbally that it will lose any Significant Merchant. With the exception of Tarek Saheli, an ISA whose ISA agreement with Seller has been terminated, to the knowledge of Seller, no Significant Merchant, ISA or ISO has any intention to change its relationship or the terms upon which it conducts its business with Seller in any material respect, whether as a result of the transfer of the Purchased Assets as contemplated by this Agreement or otherwise. Except as set forth on Schedule 3.14(ii), each Significant Merchant has entered into a standard form of Seller merchant agreement. Seller will provide Purchaser with copies of the merchant agreements identified in Schedule 3.14(ii) as being Not in File within five Business Days of the Effective Date. If any such merchant agreement is not provided pursuant to the previous sentence or is provided but is not acceptable to Purchaser in its sole discretion, then within an additional 10 Business Days of the Effective Date, Seller shall replace such undelivered or unacceptable merchant agreements with a merchant agreement in respect of another Merchant, ISO Merchant or ISA Merchant which has a comparable revenue history and which is acceptable to Purchaser in its sole discretion.

3.15      Business Compliance with Law and Credit Card Rules. The Seller's operations as they relate to the Purchased Assets have been and are now conducted in compliance with all Laws and Credit Card Rules, the violation of which would not reasonably be expected to have an adverse effect on the Purchased Assets as a whole or in the aggregate.

3.16      Reserves. The reserve accounts identified on Schedule 2.01(b) are all of the reserve accounts maintained by Seller in respect of the Sold Agreements.

3.17     Third Party Consents. Schedule 3.17 sets forth a true and complete list of all notifications, approvals and consents required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement or any other Transaction Document, all of which have been obtained and delivered to Purchaser.

3.18     Personal Information. All required consents for the collection, use or disclosure of Personal Information in respect of the Portfolio have been obtained.

3.19	Tax Matters

(a)

no failure, if any, of Seller to duly and timely pay all Taxes in relation to the Purchased Assets, including all instalments on account of Taxes in relation to the Purchased Assets for the current year, that are due and payable by it will result in an Adverse Claim on the Purchased Assets;

(b)	Seller has, in respect of the Purchased Assets, filed all Tax Returns which are required to be filed and has paid all Taxes shown to be due on such Tax Returns; and
(c)

there are no proceedings, audits or Claims now pending and, to the knowledge of Seller, there are no investigations pending or proceedings, audits or Claims threatened, against Seller in respect of any Taxes, and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes, which will result in an Adverse Claim on the Purchased Assets, other than those disclosed on Schedule 3.19(c).

             3.20     Bulk Sales. The sale of the Purchased Assets to Purchaser complies with the applicable procedures of the Uniform Commercial Code or other bulk sales laws or similar laws of the State of Illinois or of any other jurisdiction which may be assessed to be applicable to the transaction contemplated hereunder. The conveyance of the Purchased Assets by Seller to Purchaser does not require Seller or Purchaser to obtain a bulk transfer clearing certificate or pay any amounts required by the State of Illinois or of any other jurisdiction which may be assessed to be applicable to the transaction contemplated hereunder. Notwithstanding the generality of the foregoing, for the avoidance of doubt, in the event that payments are required to be made in any jurisdiction, Seller shall be solely responsible for making any and all payments.

3.21     Records. All records and data reasonably necessary to generate and collect amounts owed or that become owed under the Purchased Assets are controlled by or accessible to Seller and Seller has all necessary rights of access to such records and data to so generate and collect payments, proceeds and amounts in respect of the Purchased Assets. Purchaser shall be entitled to exercise such rights of access after Closing.

3.22     Purpose of Sale. Seller has entered into this Agreement for the purpose of selling, transferring, assigning and conveying all of its right, title and interest in, to and under the Purchased Assets to Purchaser and receiving from Purchaser the consideration therefor specified in this Agreement, and not for the purpose of defeating, hindering, delaying, defrauding or oppressing the rights and Claims and Adverse Claims of creditors or others against Seller or for any other purpose relating in any way to the Adverse Claims of creditors or others against Seller.

3.23     Brokers. Neither Seller nor any Person acting on its behalf has used or retained any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

3.24      Disclosure. No representations or warranties by Seller in this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make any of the statements contained in the representations or warranties not misleading in light of the circumstances in which the same were made. All information related to the Purchased Assets and Transaction Documents which has been provided to Purchaser is true and correct in all material respects and no material fact or facts have been omitted from that information which would make such information misleading.

3.25      Limitations. Notwithstanding anything in this Agreement to the contrary, Seller makes no representations or warranties regarding the potential volume of transactions or revenue generated by the Merchants, ISO Merchants, ISA Merchants, ISAs, ISOs or the future revenue or performance of the Merchants, ISO Merchants, ISA Merchants, ISAs, or ISOs.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.01      Corporate Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to carry on its business as now being conducted.

4.02      Authorization. Purchaser has full corporate power and authority to enter into the Transaction Documents and carry out the transactions contemplated thereby. The Board of Directors of Purchaser has duly authorized the execution and delivery by Purchaser of the Transaction Documents, the performance by Purchaser of its obligations under the Transaction Documents and the consummation of the transactions contemplated thereby.

4.03     Enforceability. Each of the Transaction Documents constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except to the extent that such enforcement may be limited by equity principles of Law, applicable bankruptcy, insolvency and other similar laws.

4.04      Litigation. There is no action, proceeding or investigation pending or, to the best knowledge and belief of Purchaser, threatened against Purchaser, before any any Governmental Authority seeking to prevent the consummation of any of the transactions contemplated by this Agreement, or seeking any determination or ruling that would adversely affect the performance by Purchaser of its obligations under the Transaction Documents.

4.05      Consents and Approvals of Government Authorities. No consent, notice, action, approval or authorization of, or declaration, filing or registration with any Governmental Authority or under any Law is required to be made, obtained, effected or given by Purchaser in connection with the execution, delivery and performance of the Transaction Documents.

4.06     Brokers. Neither Purchaser nor any Person acting on its behalf has used or retained any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement.

4.07      Disclosure. No representations or warranties by Purchaser in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make any of the statements contained in any this Agreement not misleading in light of the circumstances in which the same were made.

4.08      No Violation. Neither the execution and delivery of this Agreement, nor the performance by Purchaser of its obligations under the Transaction Documents nor the consummation of the transactions contemplated thereby will: (a) conflict with or violate any provision of the Articles of Incorporation, By-laws or similar organizational documents of Purchaser; (b) violate any Law.

ARTICLE V

CLOSING DELIVERIES

5.01      Delivery of Documents by Seller. Upon Closing, Seller will deliver to Purchaser the following documents and instruments:

(a)

Corporate Authority Documentation - (i) a certified copy of all necessary corporate authorizations of Seller authorizing the execution, delivery, and performance of the Transaction Documents and of the transactions contemplated thereby; and (ii) a certificate of good standing dated as of the most recent practicable date prior to the Closing from the Delaware Secretary of State.

(b)	Clearing and Settlement Services Agreement - a duly executed Clearing and Settlement Services Agreement in the form set forth in Schedule 5.01(b).

(c)	Opinion - an opinion from Seller's counsel in the form set forth in Schedule 5.01(c).
(d)

Transfer Instruments - bills of sale, assignments, instruments of transfer and other documents as shall be necessary to evidence and effect the transfer, assignment and conveyance of the Purchased Assets to Purchaser.

(e)	Receipt - a duly executed receipt indicating that Seller has received the Purchase Price.
(f)

Certain Books and Records - Within 10 Business Days of the Effective Date, Seller shall deliver to Purchaser, at Seller's cost and expense, copies of all ISO Agreements and ISA Agreements, and all Merchant Agreements associated with the Merchants listed on Schedule 8.01.

5.02   Delivery of Documents by Purchaser. Upon Closing, Purchaser will deliver to Seller the following documents and instruments:

(a)	Purchase Price - the purchase price set forth in Section 2.04.
(b)	Clearing and Settlement Services Agreement - a duly executed Clearing and Settlement Services Agreement in the form set forth in Schedule 5.01(b).
(c)	Receipt - a duly executed receipt indicating that Purchaser has received the Purchased Assets.

ARTICLE VI

INDEMNIFICATION

6.01	Indemnification by Seller

(a)       Seller shall indemnify, defend and hold harmless Purchaser and its directors and officers (collectively referred to as the Purchaser Indemnified Parties) from and against all Claims which may be made or brought against the Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of, in connection with or arising from:

(i)	any breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other document furnished by or on behalf of Seller pursuant to this Agreement;
(ii)

any non-fulfilment or breach of any covenant or agreement on the part of Seller contained in this Agreement (excluding those contained in the Clearing and Settlement Services Agreement) or in any certificate furnished by or on behalf of Seller pursuant to this Agreement; or

(iii)	any Excluded Liability.

(b)       Seller's obligations under Section 6.01(a) shall be subject to the following limitations:

(i)

Subject to Sections 6.01(b)(ii), the obligations of Seller under Section 6.01(a)(i) shall terminate thirty-six (36) months from the Closing Date except with respect to bona fide Claims by Purchaser Indemnified Parties set forth in written notices given by a Purchaser Indemnified Party to Seller prior to such date;

(ii)

the obligations of Seller under Section 6.01(a)(i) in respect of any Claim relating to or impacted by Tax matters, including any Claim arising out of Section 3.19, arising in or in respect of a particular period ending on, or before or including the Closing Date, shall terminate on the date which is 180 days after the relevant Governmental Authorities shall no longer be entitled to assess or reassess liability for taxes (other than interest, penalties, fines, additions to tax or other additional amounts) against Seller for that particular period, having regard, without limitation, to any waivers given by Seller in respect of any taxation year, except with respect to bona fide Claims by Purchaser Indemnified Parties set forth in written notices given by a Purchaser Indemnified Party to Seller prior to such date;

(iii)	there shall be no limitation on Seller's obligations under Section 6.01(a) with respect to any Claims under Sections 6.01(a)(iii);
(iv)

the maximum aggregate liability of Seller in respect of Claims: (A) based on any incorrectness in or breach of the representations and warranties set out in Sections 3.01, 3.02, 3.03, 3.04, 3.08 or 3.12; (B) made under Section 6.01(a)(ii); and (C) based on intentional misrepresentation or fraud by Seller or any Person acting for or on behalf of Seller, shall not exceed Fifty Million Dollars ($50,000,000).

(v)	the maximum aggregate liability of Seller in respect of all other Claims made under Section 6.01(a)(i) shall not exceed the Purchase Price.

6.02	Indemnification by Purchaser
(a)

Purchaser shall indemnify, defend and hold harmless Seller and its directors and officers (collectively referred to as the Seller Indemnified Parties) from and against all Claims which may be made or brought against Seller Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of, in connection with or arising from:

(i)	any breach of any representation or warranty of Purchaser contained in this Agreement or in any certificate or other document furnished by or on behalf of Purchaser pursuant to this Agreement;

(ii)

any non-fulfilment or breach of any covenant or agreement on the part of Purchaser contained in this Agreement or in any certificate furnished by or on behalf of Purchaser pursuant to the Transaction Documents and the non-fulfilment or breach of which remains uncured for a period of thirty (30) days after receipt of written notice from Seller setting forth in reasonable detail the nature of such non-fulfilment or breach; and

(iii)	the Assumed Liabilities.
(b) Purchaser's obligations under Section 6.02(a) shall be subject to the following limitations:
(i)

the obligations of Purchaser under Section 6.02(a)(i) shall terminate thirty-six (36) months after the Closing Date except with respect to bona fide Claims by Seller Indemnified Parties set forth in written notices given by a Seller Indemnified Party to Purchaser prior to such date; and

(ii)

the maximum aggregate liability of Purchaser in respect of Claims made under Section 6.02(a)(i) and 6.02(a)(ii) shall not exceed Fifty Million Dollars ($50,000,000). The foregoing limitation shall not apply to wilful breaches of this Agreement or fraud.

6.03      Further Limitations on Indemnity Obligations. Purchaser and Seller agree that in no event shall either Party make a Claim for indemnity pursuant to this Article VI unless and until the total amount of such Claim or series of related Claims arising out of the identical breach individually exceeds $25,000 or such Claim(s) and any other current or prior Claim, whether or not the individual Claims exceed $25,000, in the aggregate, exceed $150,000 (collectively, the Basket), and in such event, then the Indemnifying Party shall reimburse the Indemnified Party for the amount of all damages incurred without regard to the Basket.

6.04	Indemnification Procedures for Third Party Claims

(a)

In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the Indemnified Party) shall give prompt notice, and in any event within ten (10) days, to the other Party (in this Section, the Indemnifying Party) of any such Claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification shall be reduced to the extent that such delay prejudiced the defense of the Claim or increased the amount of liability or cost of defense.

(b)

The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 6.03(a), to assume the control of the defense, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(c)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 6.03(b), the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defense of any Claim at its own expense.

(d)

The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(e)

If the Indemnifying Party does not assume control of a Claim as permitted in Section 6.03(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

6.05      Exclusive Remedy - It is understood and agreed by Purchaser that the remedy provided in this Section will be the sole and exclusive remedy for any Claim by Purchaser for any such matters, whether such Claims are framed in contract, tort or otherwise.

ARTICLE VII

OTHER COVENANTS OF THE PARTIES

7.01     Public Announcements. Neither Seller nor Purchaser will make a public announcement concerning the transactions contemplated by this Agreement without the prior consent of the other Party, unless such disclosure is required to meet timely disclosure obligations of any Party under Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other party at such time as it is made to the regulatory authority.

7.02      Notification to Merchants, ISO Merchants, ISA Merchants, ISOs and ISAs. The Parties shall, within ten (10) days from the date hereof, send a joint letter, the form and substance of which shall be mutually agreed upon by the parties, to each Merchant, ISO Merchant, ISA

Merchant, ISO and ISA informing such parties of the transaction contemplated by this Agreement.

7.03     Registration with Associations. Purchaser, at its sole expense, will register with Visa and MasterCard as an Independent Sales Organization and Member Service Provider of Harris Trust NA. Purchaser will submit to Seller all information necessary for such registration within fourteen (14) days from the Closing Date. Seller shall ensure that all documents duly completed by Purchaser are processed and forwarded to the Associations without delay.

7.04      Copies of Documents. Seller reserves the right to deliver copies of documents to Purchaser to the extent that Seller must maintain originals for legal, regulatory or tax purposes. When Seller is no longer required to maintain such originals for such purposes, it shall deliver notice of same to Purchaser. Purchaser may, within 30 days of such notice from the Seller, request that such originals be delivered to it. Seller shall deliver the originals to Purchaser within 30 days of the Purchaser's request. If Seller does not receive any such request from Purchaser within 30 days of the notice, Seller may dispose of such originals.

7.05      Default by Merchants. Each party shall provide reasonable cooperation to the other party in enforcing its rights under the Sold Agreements to the extent that only such party and no other Person can provide such cooperation, so long as such cooperation does not involve any material expenditure by or cause any significant inconvenience to the cooperating party.

7.06      Access to Information. For a period of six (6) years following the Closing, at Purchaser's expense, upon reasonable written notice, Seller will use its reasonable efforts to furnish or cause to be furnished to Purchaser and its counsel and accountants access, during normal business hours, to such available records and reasonable assistance relating to the Purchased Assets as is required for compliance with Laws and regulations or as is required for matters relating to taxes, accounting, reporting and filings with Governmental Authorities, requests or demands by Governmental Authorities and litigation with third parties.

7.07	Financial Statements.

Seller further undertakes and agrees to provide to Purchaser within 45 days of the Closing Date:

(a)

Unaudited carve-out financial statements of the business which comprises the Purchased Assets, which shall include a balance sheet and statements of income and cash flow for the nine-month period ended September 30, 2005 and the comparable period in the preceding financial year, prepared in accordance with U.S. GAAP reconciled to Canadian generally accepted accounting principles (the Unaudited Nine-Month Statements); and

(b)

Audited carve-out financial statements of the business which comprises the Purchased Assets for each of the years in the two year period ended December 31, 2004, including an unqualified audit report thereon by Seller's accountants, and notes thereon, prepared in accordance with U.S. GAAP reconciled to Canadian generally accepted accounting principles (the Audited Financial Statements).

(c)

Seller hereby authorizes Purchaser to publish the Unaudited Nine-Month Statements and the Audited Financial Statements, and any proforma financial statements prepared by Purchaser or its representatives incorporating the Unaudited Quarterly Statements and the Audited Financial Statements, in accordance with securities laws applicable to Purchaser or its Affiliates; provided however, such statements shall be used only for the purpose of complying with the applicable securities laws and for no other purpose.

(d)

If Purchaser determines, acting reasonably, that any of the obligations set forth in this paragraph (a) above shall not be completed within the time periods specified therein, and if Purchaser gives written notification to Seller of such determination and Seller does not take steps acceptable to Purchaser, acting reasonably, within five Business Days of its receipt of such notice to ensure that such obligations will be completed with such time periods, Purchaser shall have the right to engage such experts as it may deem necessary or advisable in order to prepare the necessary financial statements and to engage the accountants of Seller to review and audit same (as required in accordance with the provisions of this paragraph (a) above). In this regard, Seller agrees to provide immediate and unfettered access to all of the books and records of Seller which may be required by the experts and auditors engaged by Purchaser in order for such experts and auditors to effect the work required of them pursuant to this Section.

(e)

In the event that it is determined by a court of competent jurisdiction that Purchaser had reasonable grounds for believing that the obligations set forth in paragraph (a) would not be completed within the time period specified therein, Seller shall be liable to Purchaser for an aggregate amount of Six Hundred Thousand Dollars ($600,000) and Seller shall be liable for the full amount of the expenses incurred by Purchaser in completing such work. In the event that Purchaser institutes legal proceedings to obtain injunctive or other similar relief against Seller in order to force Seller to perform its obligations under this Section 7.07, Purchaser shall not be required to prove actual damages, irreparable harm or that any other remedies are available at Law or to post any security or bond in connection with such legal proceedings.

(f)

Other than in circumstances contemplated in the immediately preceding paragraph, Purchaser shall be responsible for the fees and disbursements of Seller's accountants for the review and audit, respectively, of the financial statements to be delivered by Seller pursuant to this Section 7.07.

7.08      Payment of Taxes. Seller shall duly and timely pay all Taxes incurred in respect of, or the operation of, the Purchased Assets prior to the Effective Date, and Purchaser shall duly and timely pay all Taxes incurred in respect of, or the operation of, the Purchased Assets on or after the Effective Date.

7.09     Delivery of Books and Records. Within 30 days of Purchaser's written request made at any time or from time to time, Seller shall copy and deliver to Purchaser a complete copy of the Books and Records or any portion thereof requested by Purchaser. Purchaser shall reimburse Seller for its reasonable out of pocket expenses incurred in preparing such copies and delivery.

ARTICLE VIII

CONFIDENTIALITY

8.01      Use of Information. Except as required to satisfy their obligations under the Clearing and Settlement Services Agreement, Seller covenants that neither Seller nor Harris Trust and Savings Bank n/k/a Harris Trust NA shall use any information relating to the Sold Agreements, whether to solicit directly or indirectly any ISO, ISA, Merchant, ISA Merchant or ISO Merchant referred to in Exhibits A, B, C, D or E or for any other purpose, nor shall Seller or Harris Trust and Savings Bank n/k/a Harris Trust NA disclose such information to any third party. Furthermore, Seller covenants that neither Seller nor any of its Affiliates, including for certainty Harris Trust and Savings Bank n/k/a Harris Trust NA and RBC Centura Bank, shall directly or indirectly process any transactions for any of the Merchants, ISO Merchants and ISA Merchants listed on the attached Schedule 8.01, other than on behalf of Purchaser, if immediately prior to commencing such processing Seller or any of its Affiliates processed transactions in respect of such Merchant, ISO Merchant or ISA Merchant on behalf of Purchaser, unless (i) such processing services were solicited by an ISO or ISA without any breach of Seller's covenants hereunder; or (ii) such processing services were solicited by an "agent bank" of Seller without any breach of Seller's covenants hereunder and Seller pays Purchaser the Monthly Profit in respect of such Merchant, ISO Merchant or ISA Merchant during the Monthly Profit Period.   "Monthly Profit" in respect of any such Merchant, ISO Merchant or ISA Merchant for any calendar month shall mean the amount calculated by  multiplying the gross  transaction volume (expressed in dollars) processed by Seller or any of its Affiliates for such Merchant, ISO Merchant or ISA Merchant during such month by the Average Profit Margin for such Merchant, ISO Merchant or ISA Merchant.  "Average Profit Margin" shall be calculated by dividing (A) the net revenues (being gross revenues net of interchange, assessments and processing fees) earned by Purchaser during the 12-month period ending at the end of the month preceding the date on which the Merchant, ISO Merchant or ISA Merchant terminated its relationship with Purchaser by (B) the gross transaction volume processed on behalf of Purchaser in respect of such Merchant, ISO Merchant or ISA Merchant during such 12-month period. "Monthly Profit Period" means the period commencing on the last day of the month in which such Merchant, ISO Merchant or ISA Merchant terminates its relationship with Purchaser and ending on October 31, 2009.  The Monthly Profit for any calendar month shall be paid on the fifth Business Day of the immediately following calendar month.

8.02      Confidentiality. The Parties agree that they will not at any time, directly or indirectly, communicate, furnish, divulge or disclose to any third party individual or entity any knowledge or information with respect to any matters concerning or relating to Confidential Information, this Agreement, the ISO Merchants, the ISA Merchants or the Sold Agreements,

including but not limited to, copies or originals of any information supplied to Purchaser or Seller, as the case may be. If either Party is required, by interrogatories, subpoenas, or otherwise, to disclose such information, such Party will immediately provide notice of such request to the other Party so that it may seek an appropriate protective order or waive compliance with this Section. Confidential Information means any and all confidential or proprietary information, regardless of nature or kind, which in any way is related to or concerns a Party or its business (including, without limitation, information relating to its trade secrets, marketing strategies, methods of operation, distribution processes, sources of supplies, operating and other cost data, customer lists and customer contacts, agreements and their terms and conditions, and any other information which is not generally known), whether disclosed orally or in writing, and whether learned, acquired or known by the disclosing Party prior to the date first set forth above, except that which the disclosing Party can demonstrate: (a) prior to such date, was generally publicly available; or (b) after such date, (i) becomes publicly available without fault of or action on the part of the disclosing Party, or (ii) is acquired by the disclosing Party from a third party, free of any restrictions as to its disclosure.

8.03     Remedies. The Parties acknowledge that the remedy at law for a breach or threatened breach of any of the covenants set forth in this Article VIII would be inadequate. The Parties therefore agree that in the event of a breach or attempted breach of any of the covenants set forth in this Article VIII, in addition to any and all legal and equitable remedies immediately available, such covenants may be enforced by a temporary and/or permanent injunction in an action in equity.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.01     Survival. Each Party covenants and agrees that (A) its representations and warranties contained in this Agreement and in any instrument of sale, assignment, conveyance and transfer executed and delivered pursuant to this Agreement, and (B) except as may be more specifically set forth above, the provisions of Sections 2.01, 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 6.01, 6.02, 6.03, 6.04, 6.05, 7.01, 7.02, 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 8.01, 8.02, 8.03 and this Article 9, shall survive the Effective Date in accordance with the terms herein.

9.02      Tax Allocation. The Assets being sold and purchased will be reported by Purchaser and Seller as either fixed or intangible assets, as set forth in Schedule 9.02. Purchaser will treat as intangible assets those Purchased Assets identified as intangible assets in Schedule 9.02 and will amortize such assets over 15 years pursuant to Internal Revenue Code of 1986 (the Code) Section 197. Such allocation shall conform to the requirements of Section 1060 of the Code and the regulations thereunder and any comparable provisions of state or local law. Purchaser and Seller shall jointly complete and separately file Form 8594, in the form attached as Schedule 9.02, with their respective Tax Returns for the tax year in which the Effective Date occurs in accordance with such allocation. Purchaser and Seller hereby covenant and agree that it will not take any position on any income property or other tax before any governmental agency charged with the collection of any income, property or other tax, or in any judicial proceeding, that is in any way inconsistent with the terms of this Agreement. Purchaser and Seller shall each indemnify the other for any amounts incurred arising out of the indemnifying Party's breach of this Section.

9.03      Amendments. Purchaser and Seller may amend, modify or supplement this Agreement only by an instrument in writing signed by both Purchaser and Seller.

9.04      Waivers. Either Party may, by written notice to the other, (a) extend the time for the performance of any of the obligations or other actions of the other Party; (b) waive any inaccuracies in the representations or warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any of the covenants of the other Party contained in this Agreement; and (d) waive or modify performance of any of the obligations of the other Party. No action taken by any Party, including any investigation by or on behalf of such Party's behalf, shall have the effect of waiving or diminishing the scope or otherwise affecting any representation or warranty made by either Party in or pursuant to this Agreement or any other Transaction Document, or be deemed to constitute a waiver by such Party of any provision of this Agreement. The waiver by either Party of a condition or breach of any provision of this Agreement shall not operate or be construed as a waiver of any other condition or breach.

9.05      Expenses. Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers it incurs in connection with the negotiation, preparation and execution of the Transaction Documents and the transactions contemplated by this Agreement.

9.06      Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been given if mailed via overnight carrier:

If to Seller, to:

Moneris Solutions, Inc.

700 East Lake Cook Road

Buffalo Grove, IL 60089

Attn: Vice President of Sales

Facsimile: 847-229-3065

with a copy to:
Moneris Solutions Corporation
3300 Bloor Street West
10th Floor West Tower
Toronto, Ontario M8X 2X2
Attn: Vice President and General Counsel
Facsimile: 416-734-1153

and with a copy to:

Jaffe, Raitt, Heuer, & Weiss

27777 Franklin Road

Suite 2500

Southfield, MI 48034

Attn: Holli Targan

Facsimile: 248-351-3082

If to Purchaser, to:

Optimal Payments Corp.

c/o Optimal Payments, Inc.

2 Place Alexis Nihon

3500 de Maisonneuve Blvd. West

Montreal, Quebec H3Z 3C1

Attn: Chief Operating Officer

Facsimile: 514-938-5615

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 de La Gauchetiere Street West

Suite 2100

Montreal, Quebec

Canada	H3B 4W5

Attn: Warren M. Katz

Facsimile: 514-904-8101

or to such other person or address as either Party shall furnish the other Party in writing.

9.07      Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations of this Agreement shall be assigned by either Party without the prior written consent of the other Party.

9.08      Governing Law and Venue. The provisions of this Agreement and the legal relations between the parties arising out of this Agreement will be governed and construed in accordance with the laws of the State of Illinois. Any claim arising out of this Agreement shall be litigated in the appropriate State or Federal court located in Chicago, Illinois.

9.09      Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile copies shall be deemed as effective as originals for all purposes under this Agreement.

9.10      Schedules and Headings. Information set forth in the Schedules and Exhibits is deemed to have been disclosed for all purposes of this Agreement. The headings contained in this Agreement are inserted for convenience only and shall not constitute a part of the Agreement. This Agreement is the mutual product of the parties, and each provision has been subject to the mutual consultation, negotiation and agreement of each of the parties, and shall not be construed for or against any Party.

9.11     Severability. In the event any portion of this Agreement may be determined by any court of competent jurisdiction to be invalid or unenforceable, the balance of the Agreement shall be severed therefrom and shall continue in full force and effect.

9.12     Entire Agreement. This Agreement, including the Schedules, Exhibits and other documents referred to herein which form a part of this Agreement, embody the entire agreement and understanding of the parties regarding the subject matter contained herein. There are no restrictions, promises, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

9.13      No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties and should not be deemed to confer upon third parties any right.

SELLER

Moneris Solutions, Inc.

By:   _/s/ Larry C. Wine______________________________

Name:   Larry C. Wine

Title:     President, US Group

PURCHASER

Optimal Payments Corp.

By:   _/s/ Mitchell Garber  ___________________________

Name:  Mitchell A. Garber

Title:     Director